Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 Nos. 333-69145 and 333-86530 of Newmont Mining Corporation of our report dated June 19, 2018 with respect to the statements of net assets available for benefits of the Retirement Savings Plan of Newmont as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of the Retirement Savings Plan of Newmont.

/s/ Causey Demgen & Moore P.C.

Causey Demgen & Moore P.C.
Denver, Colorado
June 19, 2018